Fred Adams, Jr.
Chief Executive Officer

April 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cal-Maine Foods, Inc. Form S-3 Registration Statement File No. 333-114638

Commissioners:

        Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) we hereby apply for, and request that the Commission consent to, the withdrawal of our Form S-3 Registration Statement No. 333-114638 filed on April 20, 2004. As stated in our press release of April 29, 2004, we have concluded that a public offering of our Common Stock at current market prices is not in the best interests of our company or its existing stockholders. No shares of our Common Stock were sold in connection with the offering that was contemplated by the Registration Statement.

Very truly yours,
/s/ Fred R. Adams
Fred R. Adams, Jr.
Chairman of the Board
and Chief Executive Officer

CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960	•JACKSON, MISSISSIPPI 39209
	PHONE 601-948-6813	FAX 601-969-0905